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                                                                   exhibit b(3)

VOTED: That Article XII of the By-Laws of Variable Annuity Portfolios be and hereby is amended in its entirety to read as follows:


                           NET ASSET VALUE OF SHARES

            Section 1. Time of Determination. The net asset value of each Share outstanding shall be determined by the Trustees on each business day (which term shall, whenever it appears in these By-Laws, be deemed to mean each day when the New York Stock Exchange is open for trading) as of such time or times of day as the Trustees may establish, in their discretion, from time to time. The power and duty to determine net asset value may be delegated by the Trustees from time to time to one or more of the Trustees or officers of the Trust, or to any investment adviser, custodian, fund accounting agent or Transfer Agent. Determinations of net asset value made by the Trustees or their delegates in good faith are binding on all parties concerned.

            Section 2. Suspension of Determination. The Trustees may declare a suspension of the determination of net asset value to the extent permitted by the 1940 Act.

            Section 3. Computation. The net asset value of each Share of the Trust or of each series or class as of any particular time shall be determined pursuant to such method as the Trustees may establish, in their discretion, from time to time.